Exhibit 99.2

James Hardie Industries plc

Condensed Consolidated Financial Statements

as of and for the Period Ended 30 June 2014

James Hardie Industries plc

Index

Page

Item 1. Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets as of 30 June 2014 and 31 March 2014	F-3
Condensed Consolidated Statements of Operations and Comprehensive Income for the Three Months Ended 30 June 2014 and 2013	F-4
Condensed Consolidated Statements of Cash Flows for the Three Months Ended 30 June 2014 and 2013	F-5
Notes to Condensed Consolidated Financial Statements	F-6

James Hardie Industries plc

Condensed Consolidated Balance Sheets

	(Millions of US dollars)
	30 June 2014	31 March 2014

Assets
Current assets:
Cash and cash equivalents	$32.1	$167.5
Restricted cash and cash equivalents	3.2	3.2
Restricted cash and cash equivalents – Asbestos	48.7	60.2
Restricted short-term investments – Asbestos	0.3	0.1
Accounts and other receivables, net of allowance for doubtful accounts of US$0.8 million and US$1.0 million as of 30 June 2014 and 31 March 2014, respectively	141.4	139.2
Inventories	204.6	190.7
Prepaid expenses and other current assets	23.2	21.9
Insurance receivable – Asbestos	16.6	28.0
Workers’ compensation – Asbestos	4.4	4.3
Deferred income taxes	13.6	21.6
Deferred income taxes – Asbestos	15.9	16.5

Total current assets	504.0	653.2
Restricted cash and cash equivalents	1.8	1.8
Property, plant and equipment, net	746.5	711.2
Insurance receivable – Asbestos	196.8	198.1
Workers’ compensation – Asbestos	48.6	47.6
Deferred income taxes	13.4	11.7
Deferred income taxes – Asbestos	462.2	455.2
Other assets	27.0	27.7

Total assets	$2,000.3	$2,106.5

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$150.0	$142.0
Current portion of long-term debt – Asbestos	48.6	47.0
Dividends payable	232.4	124.6
Accrued payroll and employee benefits	32.2	56.7
Accrued product warranties	7.6	7.7
Income taxes payable	6.5	5.4
Asbestos liability	137.5	134.5
Workers’ compensation – Asbestos	4.4	4.3
Other liabilities	12.9	15.0

Total current liabilities	632.1	537.2
Deferred income taxes	91.9	93.0
Accrued product warranties	25.8	23.7
Asbestos liability	1,574.9	1,571.7
Workers’ compensation – Asbestos	48.6	47.6
Other liabilities	27.9	32.3

Total liabilities	2,401.2	2,305.5

Commitments and contingencies (Note 10)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 444,867,063 shares issued at 30 June 2014 and 445,033,502 shares issued at 31 March 2014	230.6	230.6
Additional paid-in capital	143.7	139.7
Accumulated deficit	(813.3)	(602.4)
Accumulated other comprehensive income	38.1	33.1

Total shareholders’ deficit	(400.9)	(199.0)

Total liabilities and shareholders’ deficit	$2,000.3	$2,106.5

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Condensed Consolidated Statements of Operations and

Comprehensive Income

	Three Months Ended 30 June
(Millions of US dollars, except per share data)	2014	2013

Net sales	$416.8	$372.2
Cost of goods sold	(276.6)	(245.9)

Gross profit	140.2	126.3

Selling, general and administrative expenses	(59.9)	(54.9)
Research and development expenses	(8.4)	(9.0)
Asbestos adjustments	(21.5)	94.5

Operating income	50.4	156.9
Interest expense	(1.7)	(1.1)
Interest income	0.6	1.2
Other (expense) income	(3.7)	0.1

Income before income taxes	45.6	157.1

Income tax expense	(16.7)	(14.9)

Net income	$28.9	$142.2

Income per share – basic:
Basic	$0.06	$0.32
Diluted	$0.06	$0.32

Weighted average common shares outstanding (Millions):
Basic	444.7	441.7
Diluted	446.0	443.1

Comprehensive income, net of tax:
Net income	$28.9	$142.2
Unrealised loss on investments	—	(0.1)
Cash flow hedges	(0.5)	—
Currency translation adjustments	5.5	(13.2)

Comprehensive income:	$33.9	$128.9

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Condensed Consolidated Statements of Cash Flows

	Three Months Ended 30 June
(Millions of US dollars)	2014	2013

Cash Flows From Operating Activities
Net income	$28.9	$142.2
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	16.6	15.4
Deferred income taxes	5.2	9.9
Stock-based compensation	2.1	0.8
Asbestos adjustments	21.5	(94.5)
Tax benefit from stock options exercised	(0.3)	(0.2)
Loss on disposal of property, plant and equipment	(0.2)	—
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	12.7	31.5
Restricted short-term investments	—	(0.1)
Accounts and other receivables	(0.9)	0.6
Inventories	(13.0)	(2.5)
Prepaid expenses and other assets	(1.3)	(1.3)
Insurance receivable – Asbestos	17.5	5.4
Accounts payable and accrued liabilities	13.7	14.4
Asbestos liability	(30.8)	(38.4)
Other accrued liabilities	(29.2)	(15.6)

Net cash provided by operating activities	$42.5	$67.6

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(48.6)	$(26.1)
Proceeds from sale of property, plant and equipment	—	0.4

Net cash used in investing activities	$(48.6)	$(25.7)

Cash Flows From Financing Activities
Proceeds from issuance of shares	2.2	2.5
Tax benefit from stock options exercised	0.3	0.2
Common stock repurchased and retired	(9.1)	—
Dividends paid	(124.6)	—

Net cash (used in) provided by financing activities	$(131.2)	$2.7

Effects of exchange rate changes on cash	$1.9	$(0.2)

Net (decrease) increase in cash and cash equivalents	(135.4)	44.4
Cash and cash equivalents at beginning of period	167.5	153.7

Cash and cash equivalents at end of period	$32.1	$198.1

Components of Cash and Cash Equivalents
Cash at bank and on hand	$25.4	$57.9
Short-term deposits	6.7	140.2

Cash and cash equivalents at end of period	$32.1	$198.1

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements

1. Background and Basis of Presentation

Nature of Operations

James Hardie Industries plc manufactures and sells fiber cement building products for interior and exterior building construction applications, primarily in the United States, Australia, New Zealand, the Philippines and Europe.

Basis of Presentation

The Condensed Consolidated Financial Statements represent the financial position, results of operations and cash flows of James Hardie Industries plc and its wholly-owned subsidiaries and a special purpose entity, collectively referred to as either the “Company,” or “James Hardie” or “JHI plc”, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise. These interim Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2014, which was filed with the United States Securities and Exchange Commission (“SEC”) on 26 June 2014.

The Condensed Consolidated Financial Statements included herein are unaudited; however, they contain all adjustments (all of which are normal and recurring) which, in the opinion of the Company’s management, are necessary to state fairly the Condensed Consolidated Balance Sheet of the Company at 30 June 2014 and 31 March 2014, the Condensed Consolidated Results of Operations and Comprehensive Income for the three months ended 30 June 2014 and 2013 and Condensed Consolidated Cash Flows for the three months ended 30 June 2014 and 2013.

The Company has recorded on its balance sheet certain assets and liabilities, including asbestos-related assets and liabilities under the terms of the Amended and Restated Final Funding Agreement (“AFFA”), that are denominated in Australian dollars and subject to translation into US dollars at each reporting date. Unless otherwise noted, the exchange rates used to convert Australian dollar denominated amounts into US dollars in the condensed consolidated financial statements are as follows:

	31 March	30 June
(US$1 = A$)	2014	2014	2013

Assets and liabilities	1.0845	1.0613	1.0796
Statements of operations	n/a	1.0720	1.0074
Cash flows – beginning cash	n/a	1.0845	0.9597
Cash flows – ending cash	n/a	1.0613	1.0796
Cash flows – current period movements	n/a	1.0720	1.0074

The results of operations for the three months ended 30 June 2014 are not necessarily indicative of the results to be expected for the full year. The balance sheet at 31 March 2014 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“US GAAP”) for complete financial statements in this interim financial report.

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation. The reclassifications do not impact shareholders’ deficit.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Immaterial Change in Statement of Cash Flows Line Items

In connection with the preparation of the Condensed Consolidated Financial Statements for the three months ended 30 June 2014, the Company determined that the amounts previously reported in our Condensed Consolidated Statements of Cash Flows for the three months ended 30 June 2013, reflected an error in the amount of unfavorable effect of exchange rate changes allocated to Accounts Payable and Accrued Liabilities. These amounts overstated cash flows provided by operating activities by approximately $10.6 million for the three months ended 30 June 2013 with an equal understatement of Effects of exchange rate changes on cash for the three months ended 30 June 2013, as they included amounts that were incorrectly allocated as of the end of the reporting period. This error had no effect on our Consolidated Balance Sheets or Statements of Operations and Comprehensive Income as of and for the three months ended 30 June 2013, and further, did not affect the 30 September 2013 or 31 December 2013 Condensed Consolidated Financial Statements or the 31 March 2014 Consolidated Financial Statements.

In accordance with the relevant guidance, management evaluated the materiality of the error from a qualitative and quantitative perspective. Based on such evaluation, the Company concluded that correcting the error would not have had a material impact on the Condensed Consolidated Statement of Cash Flows for the three months ended 30 June 2013 or affect the trend of financial results. The amounts presented within this quarterly report in the Condensed Consolidated Statement of Cash Flows for the three months ended 30 June 2013 have been adjusted, as set forth in the following table:

	Three Months Ended 30 June
	(AS REPORTED)	(AS ADJUSTED)
(Millions of US dollars)	2013	2013

Cash Flows From Operating Activities

Accounts payable and accrued liabilities	$25.0	$14.4

Net cash provided by operating activities	$78.2	$67.6

Effects of exchange rate changes on cash	$(10.8)	$(0.2)

2. Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, which provides guidance requiring companies to recognize revenue depicting the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfil a contract. This ASU is effective for annual reporting periods beginning after December 15, 2016, and interim periods within those years, and early adoption is not permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU. The Company is still evaluating the new standard and has not yet determined the potential effects on its consolidated financial statements.

In June 2014, the FASB issued ASU No. 2014-12, which provides explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

that affects vesting, or as a nonvesting condition that affects the grant-date fair value of an award. The amendments in ASU No. 2014-12 are effective for fiscal years and interim periods within those years, beginning after 15 December 2015. The Company is still evaluating the new standard and has not yet determined the potential effects on its consolidated financial statements.

3. Earnings Per Share

The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as stock options and restricted stock units (“RSUs”), had been issued.

Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Three Months Ended 30 June
(Millions of shares)	2014	2013

Basic common shares outstanding	444.7	441.7
Dilutive effect of stock awards	1.3	1.4

Diluted common shares outstanding	446.0	443.1

(US dollars)	2014	2013

Net income per share – basic	$0.06	$0.32
Net income per share – diluted	$0.06	$0.32

Potential common shares of 1.3 million and 2.9 million for the three months ended 30 June 2014 and 2013, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Unless they are anti-dilutive, RSUs which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSUs arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

4. Restricted Cash and Cash Equivalents

Included in restricted cash and cash equivalents is US$5.0 million related to an insurance policy at 30 June 2014 and 31 March 2014, which restricts the cash from use for general corporate purposes.

5. Inventories

Inventories consist of the following components:

(Millions of US dollars)	30 June 2014	31 March 2014

Finished goods	$147.1	$135.5
Work-in-process	6.2	6.6
Raw materials and supplies	59.7	56.5
Provision for obsolete finished goods and raw materials	(8.4)	(7.9)

Total inventories	$204.6	$190.7

As of 30 June 2014 and 31 March 2014, US$26.2 million and US$18.3 million, respectively, of our finished goods inventory was held at third-party locations.

6. Long-Term Debt

At 30 June 2014, the Company’s credit facilities consisted of:

Description	Effective Interest Rate	Total Facility	Principal Drawn
(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2016	—	$50.0	$—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2016	—	190.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2017	—	100.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2019	—	40.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2019	—	50.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until May 2019	—	75.0	—

Total		$505.0	$—

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

At 30 June 2014, no amounts were drawn under the combined facilities. The weighted average interest rate on the Company’s total outstanding debt was nil at 30 June 2014 and 31 March 2014, and the weighted average term of all debt facilities is 3.0 years at 30 June 2014. The weighted average fixed interest rate on the Company’s interest rate swap contracts is set forth in Note 8.

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US Dollar London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period.

At 30 June 2014, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortization, excluding all income, expense and other profit and loss statement impacts of Asbestos injuries Compensation Fund (“AICF”), Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited (“Former James Hardie Companies”) and excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iii) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA), in any given financial year (“Annual Cash Flow Cap”) is contributed to AICF on the payment dates under the AFFA in the next following financial year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) and the Company under the AFFA.

Subsequent to 30 June 2014, the Company drew US$320.0 million from its combined credit facilities to fund capital expenditures, dividend payments and the AICF contribution payment.

7. Asbestos

In February 2007, the Company’s shareholders approved a proposal pursuant to which the Company provides long-term funding to AICF. The Company owns 100% of the Performing Subsidiary that funds the AICF subject to the provisions of the AFFA. The Company appoints three of the AICF directors and the New South Wales Government appoints two of the AICF directors.

Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to AICF on an annual basis. The amount of these annual payments is dependent on several factors, including the Company’s free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the Annual Cash Flow Cap. JHI plc guarantees the Performing Subsidiary’s obligation. As a result, the Company considers itself to be the primary beneficiary of AICF as defined under US GAAP.

The Company’s interest in AICF is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies.

Although the Company has no legal ownership in AICF, for financial reporting purposes the Company consolidates AICF due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in a separate recognition of the asbestos liability and certain other asbestos-related assets and liabilities on its consolidated balance sheet. Among other items, the Company records a deferred tax asset for the

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

anticipated future tax benefit the Company believes is available to it that arise from amounts contributed to AICF by the Performing Subsidiary. Since fiscal year 2007, movements in the asbestos liability arising from changes in foreign currency or actuarial adjustments are classified as asbestos adjustments and the income tax benefit arising from contributions to AICF is included within income tax benefit (expense) on the Condensed Consolidated Statements of Operations and Comprehensive Income when realized.

For the three months ended 30 June 2014, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide. On 1 July 2014, the Company made a payment of A$119.9 million (US$113.0 million) to AICF, representing 35% of our free cash flow for fiscal year 2014 as defined by the AFFA. Future funding of AICF by the Company under the terms of the AFFA depends on the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.

AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by AICF are treated as reductions in the accrued asbestos liability balances previously reflected in the condensed consolidated balance sheets. Non-claims related operating costs incurred by AICF are expensed as incurred in the line item Selling, general and administrative expenses in the Condensed Consolidated Statements of Operations and Comprehensive Income. AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the Condensed Consolidated Statements of Operations and Comprehensive Income.

AICF may draw funds under a long term credit facility (“Facility”) to fund the payment of asbestos claims and certain operating and legal costs of AICF, Amaca, Amaba and ABN 60. The Facility is available to be drawn up to 9 December 2020 (being the tenth anniversary of signing) and must be repaid on or by 1 November 2030. Interest accrues daily on amounts outstanding and is calculated based on a 365-day year and is payable monthly. The borrowings under the Facility are classified as current as AICF intends to repay the debt within one year. Interest paid amounts are included in the line item Interest expense in the Condensed Consolidated Statements of Operations and Comprehensive Income. On 2 July 2014, AICF repaid principal and interest amounts outstanding under the Facility in the amount of US$48.6 million.

Asbestos Adjustments

The following table sets forth the asbestos adjustments included in the Condensed Consolidated Statements of Operations and Comprehensive Income for the three months ended 30 June 2014 and 2013:

	Three Months Ended 30 June
(Millions of US dollars)	2014	2013

Effect of foreign exchange rate movements	$(21.5)	$94.5
Recovery of insurance receivables	—	—

Asbestos Adjustments	$(21.5)	$94.5

Adjustments in insurance receivables due to changes in AICF’s assessment of recoverability are reflected as asbestos adjustments on the Condensed Consolidated Statements of Operations and Comprehensive Income during the period in which the adjustments occur.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Asbestos-Related Assets and Liabilities

The Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

(Millions of US dollars)	30 June 2014	31 March 2014
Asbestos liability – current	$(137.5)	$(134.5)
Asbestos liability – non-current	(1,574.9)	(1,571.7)

Asbestos liability – Total	(1,712.4)	(1,706.2)

Insurance receivable – current	16.6	28.0
Insurance receivable – non-current	196.8	198.1

Insurance receivable – Total	213.4	226.1

Workers’ compensation asset – current	4.4	4.3
Workers’ compensation asset – non-current	48.6	47.6
Workers’ compensation liability – current	(4.4)	(4.3)
Workers’ compensation liability – non-current	(48.6)	(47.6)

Workers’ compensation – Total	—	—

Loan facility	(48.6)	(47.0)
Other net liabilities	(1.8)	(0.8)
Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	49.0	60.3

Net AFFA liability	$(1,500.4)	$(1,467.6)

Deferred income taxes – current	15.9	16.5
Deferred income taxes – non-current	462.2	455.2

Deferred income taxes – Total	478.1	471.7

Income tax payable	21.2	16.7

Net Unfunded AFFA liability, net of tax	$(1,001.1)	$(979.2)

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been recognized by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows calculated by KPMG Actuarial (“KPMGA”). Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows. The Company views the central estimate as the basis for recognizing the asbestos liability in the Company’s financial statements.

The Company considered discounting when determining the best estimate under US GAAP. The Company has recognized the asbestos liability by reference to (but is not exclusively based upon) the central estimate as undiscounted on the basis that it is the Company’s view that the timing and amounts of such cash flows are not fixed or readily determinable. The Company considered inflation when determining the best estimate under US GAAP. It is the Company’s view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. The Company views the undiscounted and uninflated central estimate as the best estimate under US GAAP.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets. The Company receives an updated actuarial estimate as of 31 March each year. The most recent actuarial assessment was performed as of 31 March 2014.

The changes in the asbestos liability for the three months ended 30 June 2014 are detailed in the table below:

	A$ Millions		A$ to US$ Rate	US$ Millions

Asbestos liability – 31 March 2014	A$	(1,850.4)	1.0845	$(1,706.2)
Asbestos claims paid[1]		32.6	1.0720	30.4
AICF claims – handling costs incurred[1]		0.4	1.0720	0.4
Unfavourable impact of foreign currency movements				(37.0)

Asbestos liability – 30 June 2014	A$	(1,817.4)	1.0613	$(1,712.4)

Insurance Receivable – Asbestos

The changes in the insurance receivable for the three months ended 30 June 2014 are detailed in the table below:

	A$ Millions		A$ to US$ rate	US$ Millions

Insurance receivable – 31 March 2014	A$	245.3	1.0845	226.1
Insurance and cross-claim recoveries[1]		(18.8)	1.0720	(17.5)
Favourable impact of foreign currency movements				4.8

Insurance receivable – 30 June 2014	A$	226.5	1.0613	$213.4

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Deferred Income Taxes – Asbestos

The changes in the deferred income taxes – asbestos for the three months ended 30 June 2014 are detailed in the table below:

	A$ Millions		A$ to US$ rate	US$ Millions

Deferred tax assets – 31 March 2014	A$	511.4	1.0845	$471.7
Amounts offset against income tax payable[1]		(4.4)	1.0720	(4.2)
AICF earnings¹		0.3	1.0720	0.3
Favourable impact of foreign currency movements				10.3

Deferred tax assets – 30 June 2014	A$	507.3	1.0613	$478.1

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

Income Taxes Payable

A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 30 June 2014 and 31 March 2014, this amount was US$4.2 million and US$4.5 million, respectively. During the three months ended 30 June 2014, there was a US$0.4 million favorable effect of foreign currency exchange.

Other Net Liabilities

Included in other net liabilities are the other assets and liabilities of AICF including asbestos-related education and medical research contributions, trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of AICF were a net liability of US$1.8 million and US$0.8 million at 30 June 2014 and 31 March 2014, respectively. During the three months ended 30 June 2014, there was a US$0.1 million unfavorable effect of foreign currency exchange on these other assets and liabilities.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Restricted Cash and Short-term Investments of AICF

Cash and cash equivalents and short-term investments of AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of AICF.

The changes in restricted cash and short-term investments of AICF for the three months ended 30 June 2014 are set forth in the table below:

	A$ Millions		A$ to US$ rate	US$ Millions

Restricted cash and cash equivalents and restricted short-term investments – 31 March 2014	A$	65.5	1.0845	$60.3
Asbestos claims paid[1]		(32.6)	1.0720	(30.4)
AICF operating costs paid – claims-handling[1]		(0.4)	1.0720	(0.4)
AICF operating costs paid – non claims-handling[1]		(0.7)	1.0720	(0.6)
Insurance and cross-claim recoveries[1]		18.8	1.0720	17.5
Interest Expense[1]		(0.6)	1.0720	(0.6)
Interest and investment income[1]		0.4	1.0720	0.4
Other[1]		1.6	1.0720	1.5
Unfavourable impact of foreign currency movements				1.3

Restricted cash and cash equivalents and restricted short-term investments – 30 June 2014	A$	52.0	1.0613	$49.0

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Claims Data

AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Three Months Ended 30 June 2014		For the Years Ended 31 March
			2014		2013		2012		2011		2010

Number of open claims at beginning of period		466		462		592		564		529		534
Number of new claims		156		608		542		456		494		535
Number of closed claims[1]		170		604		672		428		459		540
Number of open claims at end of period		452		466		462		592		564		529
Average settlement amount per settled claim	A$	222,779	A$	253,185	A$	231,313	A$	218,610	A$	204,366	A$	190,627
Average settlement amount per case closed	A$	186,086	A$	212,944	A$	200,561	A$	198,179	A$	173,199	A$	171,917

Average settlement amount per settled claim	US$	207,816	US$	236,268	US$	238,615	US$	228,361	US$	193,090	US$	162,250
Average settlement amount per case closed	US$	173,588	US$	198,716	US$	206,892	US$	207,019	US$	163,642	US$	146,325

[1]	Included in the number of closed claims of 672 for the year ended 31 March 2013 are 153 claims primarily settled at nil settlement amounts that had been closed in prior years but not reflected as such in the year in which they were closed. Accordingly these 153 claims have been included in claims activity during the year ended 31 March 2013 to appropriately reflect the actual number of open claims at 31 March 2013. These 153 additional claims that were closed in prior years have been excluded for the purposes of determining the average settlement amount in both US and Australian dollars, as reflected in the table above, for the year ended 31 March 2013. As these 153 claims were closed in prior years, the actual number of closed claims during the year ended 31 March 2013 was 519 claims.

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF (the “Approved Actuary”). The Company’s disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company relies on the accuracy and completeness of the information and analysis of the Approved Actuary when making disclosures with respect to claims statistics.

8. Derivative Instruments

The Company uses derivatives for risk management purposes and does not engage in speculative activity. A key risk management objective for the Company is to mitigate interest rate risk associated with the Company’s external credit facilities and foreign currency risk primarily with respect to forecasted transactions denominated in foreign currencies. The determination of whether the Company enters into a derivative transaction to achieve these risk management objectives depends on a number of factors, including market related factors that impact the extent to which derivative instruments will achieve such risk management objectives of the Company.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US Dollar LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the Condensed Consolidated Statements of Operations and Comprehensive Income in Other income.

The Company uses foreign currency forward contracts and enters into hedging relationships from time to time in order to mitigate exposure to foreign currency fluctuations. When achievable, these instruments are designated as hedges and treated as a cash flow hedging arrangement for accounting purposes. In September 2013, the Company entered into foreign currency forward contracts designated as hedges in order to mitigate exposure associated with the anticipated purchases of production assets denominated in a foreign currency in a future period.

Where such contracts are designated as, and are effective as, a hedge, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognized in income when the transactions being hedged are recognized. The ineffective portion of these hedges is recognized in income currently. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognized in income.

Interest Rate Swaps

For interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. At 30 June 2014, the weighted average fixed interest rate of these contracts is 2.1% and the weighted average remaining life is 4.25 years. For the three months ended 30 June 2014 and 2013, the Company included in Other (expense) income an unrealized loss of US$1.3 million and an unrealized gain of US$0.1 million, respectively, on interest rate swap contracts. Included in Interest expense is a realized loss on settlements of interest rate swap contracts of US$0.2 million and US$0.1 million for the three months ended 30 June 2014 and 2013, respectively.

Foreign Currency Forward Contracts

The unrealized gains associated with the forward contracts not designated as a cash flow hedging arrangement were US$0.9 million in the three months ended 30 June 2014. In addition, the cumulative unrealized loss arising from changes in the fair value of foreign currency forward contacts designated as a cash flow hedging arrangement was US$0.1 million as of 30 June 2014. Further, there were no amounts reclassified from accumulated other comprehensive income into earnings for the three months ended 30 June 2014. The maximum term of foreign currency forward contracts that hedged forecasted transactions was 1.0 years at 30 June 2014. There were no significant gains or losses reclassified into earnings as a result of a discontinuance of a cash flow hedge resulting from an unfavorable change in probability of a forecasted transaction occurring. The fair value of these contracts is included in Other liabilities at 30 June 2014.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

The notional amount of interest rate swap contracts and foreign currency forward contracts represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of set-off exists. The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments held at 30 June 2014.

			Fair Value as of
(Millions of US dollars)	Notional Amount		30 June 2014		31 March 2014
	30 June 2014	31 March 2014	Assets	Liabilities	Assets	Liabilities
Derivatives accounted for as hedges

Foreign currency forward contracts	$8.7	$9.7	$—	$0.1	$0.5	$—

Derivatives not accounted for as hedges

Foreign currency forward contracts	318.5	124.0	0.9	—	1.8	—

Interest rate swap contracts	125.0	125.0	—	1.8	—	0.5

Total	$452.2	$258.7	$0.9	$1.9	$2.3	$0.5

9. Fair Value Measurements

Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.

At 30 June 2014, the Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, dividends payable, debt, interest rate swaps and foreign currency forward contracts.

Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables, Trade payables and Dividend payables – These items are recorded in the financial statements at historical cost. The historical cost basis for these amounts is estimated to approximate their respective fair values due to the short maturity of these instruments.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Restricted short-term investments – Restricted short-term investments are held and managed by AICF and are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on inputs that are observable in the market or can be derived principally from or corroborated by observable market data such as pricing for similar securities, recently executed transactions, cash flow models with yield curves and benchmark securities. Accordingly, restricted short-term investments are categorized as Level 2. Changes in fair value are recorded as other comprehensive income and included as a component in shareholders’ equity.

Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company’s credit facilities approximates fair value since the interest rates under these credit facilities are tied directly to market rates and fluctuate as market rates change. As of 30 June 2014, no debt was outstanding under the Company’s existing credit facilities.

Interest Rate Swaps – The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognized financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorized as Level 2.

Foreign Currency Forward Contracts – The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy.

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 30 June 2014 according to the valuation techniques the Company used to determine their fair values.

	Fair Value at 30 June 2014	Fair Value Measurements Using Inputs Considered as
(Millions of US dollars)		Level 1	Level 2	Level 3

Assets
Cash and cash equivalents	$32.1	$32.1	$—	$—
Restricted cash and cash equivalents	53.7	53.7	—	—
Restricted short-term investments	0.3	—	0.3	—
Forward contracts included in Other Assets	0.9	—	0.9	—

Total Assets	$87.0	$85.8	$1.2	$—

Interest rate swap contracts included in Accounts Payable	1.8	$—	$1.8	$—

Forward contracts included in Other Liabilities	0.1	—	0.1	—

Total Liabilities	$1.9	$—	$1.9	$—

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

10. Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.

Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos and New Zealand weathertightness claims as described in these financial statements.

New Zealand Weathertightness Claims

Since fiscal year 2002, the Company’s New Zealand subsidiaries have been and continue to be joined in a number of weathertightness claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

The Company recognizes a liability for both asserted and unasserted New Zealand weathertightness claims in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company’s New Zealand subsidiaries, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a Government compensation scheme, the amount of loss estimated to be allocable to the Company’s New Zealand subsidiaries and the extent to which the co-defendants and the Company’s New Zealand subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which the statute of limitations will apply in future periods.

Historically, the Company’s New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a portion of the costs incurred in resolving such claims.

The Company has established a provision for asserted and unasserted New Zealand weathertightness claims within the current portion of Other liabilities, with a corresponding estimated receivable for third-party recoveries being recognized within Accounts and other receivables. At 30 June 2014 and 31 March 2014, the amount of the provision for New Zealand weathertightness claims, net of estimated third-party recoveries, was US$10.3 million and US$12.7 million, respectively.

The estimated loss for these matters, net of estimated third-party recoveries, incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of the resolution of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 30 June 2014. Accordingly, due to the inherent uncertainties associated with estimating the amount of loss incurred for these matters, as discussed above, and based on information presently available, the Company believes it is possible that the ultimate resolution of these matters collectively could result in an additional loss of up to approximately US$2.7 million in excess of the amount already accrued, net of estimated third-party recoveries, at 30 June 2014.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

11. Income Taxes

Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) and Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2010. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2008.

Taxing authorities from various jurisdictions in which the Company operates are in the process of reviewing and auditing the Company’s respective jurisdictional tax returns for various ranges of years. The Company accrues tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits and interest and penalties are as follows:

(Millions of US Dollars)	Unrecognised tax benefits	Interest and Penalties
Balance at 31 March 2014	$0.5	$—

Additions for tax positions of the current year	$0.1	$—

Balance at 30 June 2014	$0.6	$—

As of 30 June 2014, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued or prepaid by the Company related to unrecognized tax benefits that, if recognized, would affect the effective tax rate is US$0.6 million and nil, respectively.

The Company recognizes penalties and interest accrued related to unrecognized tax benefits in income tax expense. During the three months ended 30 June 2014, the total amount of interest and penalties recognized in tax expense was nil. The liabilities associated with uncertain tax benefits are included in Other Non-Current Liabilities on the Company’s Condensed Consolidated Balance Sheet.

12. Stock-Based Compensation

Total stock-based compensation expense consists of the following:

	Three Months Ended 30 June
(Millions of US dollars)	2014	2013

Liability Awards Expense (Benefit)	$1.3	$(0.4)
Equity Awards Expense	1.9	0.8

Total stock-based compensation expense	$3.2	$0.4

As of 30 June 2014, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$10.6 million after estimated forfeitures and will be recognized over an estimated weighted average amortization period of 1.5 years.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Restricted Stock – performance vesting

The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the performance conditions are applied at the vesting date.

On 7 June 2014, 237,239 restricted stock units (performance vesting) that were granted on 7 June 2012 as part of the FY2012 long-term incentive award became fully vested and the underlying common stock was issued.

On 7 June 2013, 61,363 restricted stock units (performance vesting) that were granted on 7 June 2011 as part of the FY2011 long-term incentive award became fully vested and the underlying common stock was issued.

Scorecard LTI – Cash Settled Units

On 7 June 2014, 445,141 of the 716,536 Scorecard LTI units that were previously granted on 7 June 2011 as part of the FY2012 long-term incentive award became fully vested and the balance was paid. The cash amount paid to award recipients was based on JHI plc’s common stock price on the vesting date.

On 29 June 2013, 324,027 of the 821,459 Scorecard LTI units that were previously granted on 29 June 2010 as part of the FY2011 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion.

13. Capital Management and Dividends

The following table summarizes the dividends declared during the three months ended 30 June 2014 and the years ended 31 March 2014 and 2013:

(Millions of US dollars)	US Cents/Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
FY 2014 special dividend	0.20	89.4	22 May 2014	12 June 2014	8 Aug 2014

FY 2014 second half dividend	0.32	143.0	22 May 2014	12 June 2014	8 Aug 2014

125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014

FY 2014 first half dividend	0.08	35.5	14 November 2013	19 December 2013	28 March 2014

FY 2013 special dividend	0.24	106.1	23 May 2013	28 June 2013	26 July 2013

FY 2013 second half dividend	0.13	57.5	23 May 2013	28 June 2013	26 July 2013

For the three months ended 30 June 2014, the Company repurchased and cancelled 715,000 shares of its common stock, with an aggregate cost of A$9.8 million (US$9.1 million), at an average market price of A$13.69 (US$12.73). Under the share buyback program announced in May 2013, the Company repurchased and cancelled 2,610,214 shares of its common stock, with an aggregate cost of A$34.3 million (US$31.2 million), at an average market price of A$13.14 (US$11.96).

In May 2014, the Company announced a new share buyback program to acquire up to 5% of its issued capital.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

14. Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by senior management. USA and Europe Fiber Cement manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fiber Cement includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates), and various Pacific Islands. Research and Development represents the cost incurred by the research and development centers. General Corporate primarily consists of officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense net of rental income on the Company’s corporate offices.

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1] Three Months Ended 30 June
(Millions of US dollars)	2014	2013

USA & Europe Fiber Cement	$321.5	$278.1
Asia Pacific Fiber Cement	95.3	94.1

Worldwide total	$416.8	$372.2

	Income Before Income Taxes Three Months Ended 30 June
(Millions of US dollars)	2014	2013

USA & Europe Fiber Cement[2]	$68.0	$59.4
Asia Pacific Fiber Cement[2,7]	22.0	16.5
Research and Development[2]	(6.8)	(6.1)

Segments total	83.2	69.8
General Corporate[3]	(32.8)	87.1

Total operating income	50.4	156.9
Net interest expense[4]	(1.1)	0.1
Other income	(3.7)	0.1

Worldwide total	$45.6	$157.1

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

	Total Identifiable Assets
(Millions of US dollars)	30 June 2014	31 March 2014

USA & Europe Fiber Cement	$812.4	$782.6
Asia Pacific Fiber Cement	250.8	237.6
Research and Development	20.2	19.7

Segments total	1,083.4	1,039.9
General Corporate[5,6]	916.9	1,066.6

Worldwide total	$2,000.3	$2,106.5

	Net Sales to Customers[1] Three Months Ended 30 June
(Millions of US dollars)	2014	2013

USA	$311.5	$270.6
Australia	67.6	67.6
New Zealand	16.4	15.6
Other Countries	21.3	18.4

Worldwide total	$416.8	$372.2

	Total Identifiable Assets
(Millions of US dollars)	30 June 2014	31 March 2014

USA	$812.4	$785.8
Australia	189.9	176.3
New Zealand	29.0	29.4
Other Countries	52.1	48.4

Segments total	1,083.4	1,039.9
General Corporate[5,6]	916.9	1,066.6

Worldwide total	$2,000.3	$2,106.5

[1]	Export sales and inter-segmental sales are not significant.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

[2]	The following table summarizes research and development costs by segment:

	Three Months Ended 30 June
(Millions of US dollars)	2014	2013

USA & Europe Fiber Cement	$1.8	$3.1
Asia Pacific Fiber Cement	0.3	0.4
Research and Development[a]	6.3	5.5

	$8.4	$9.0

[a]	The R&D segment also included SG&A expenses of $0.5 million and $0.6 million for the three months ended 30 June 2014 and 2013, respectively.
[3]	Included in the General Corporate segment for the three months ended 30 June 2014 are unfavorable asbestos adjustments of US$21.5 million and AICF SG&A expenses of US$0.6 million. Included in the General Corporate segment for the three months ended 30 June 2013 are favorable asbestos adjustments of US$94.5 million and AICF SG&A expenses of US$0.5 million.
[4]	The Company does not report net interest income for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest income is AICF interest income of US$0.4 million and US$1.1 million in the three months ended 30 June 2014 and 2013, respectively. See Note 7 for more information.
[5]	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in the General Corporate segment.
[6]	Asbestos-related assets at 30 June 2014 and 31 March 2014 are US$795.2 million and US$812.4 million, respectively, and are included in the General Corporate segment.
[7]	Included in the Asia Pacific Fiber Cement segment are adjustments to the provision for New Zealand product liability claims. For the three months ended 30 June 2014 and 2013, the provision was adjusted for a decrease of US$1.3 million and an increase of US$4.6 million, respectively. See Note 10 for more information.

15. Reclassifications Out of Accumulated Other Comprehensive Income

During the quarter ended 30 June 2014 there were no reclassifications out of Accumulated Other Comprehensive Income:

(Millions of US dollars)	Pension and Post-Retirement Benefit Adjustment	Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2014	$(0.3)	$0.9	$32.5	$33.1

Other comprehensive loss before reclassifications	—	—	5.5	$5.5
Cash flow hedges	—	(0.5)	—	(0.5)

Net current-period other comprehensive loss	—	(0.5)	5.5	5.0

Balance at 30 June 2014	$(0.3)	$0.4	$38.0	$38.1